Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-135780

February 26, 2009

DANAHER CORPORATION

5.40% Senior Notes Due 2019

Issuer:	Danaher Corporation

Aggregate Principal Amount Offered:	$750,000,000

Trade Date:	February 26, 2009

Settlement Date (T+5):	March 5, 2009. It is expected that delivery of the notes will be made against payment therefor on or about March 5, 2009, which will be the fifth business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing and the following business day will be required, by virtue of the fact that the notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	March 1, 2019

Coupon (Interest Rate):	5.40% per annum

Price to Public (Issue Price):	99.932% of principal amount

Yield to Maturity:	5.409%

Benchmark Treasury:	2.75% due February 15, 2019

Benchmark Treasury Price and Yield:	98-06+, 2.959%

Spread to Benchmark Treasury:	T+245

Interest Payment Dates:	Semi-annually on March 1 and September 1, beginning on September 1, 2009

Optional Redemption:	The notes will be redeemable at Issuer’s option at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes or (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 0.40% (40 basis points), plus in each case accrued interest to, but excluding, the redemption date.

Change of Control:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the notes, it will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of redemption. For further details, see the prospectus supplement.

Ratio of Earnings to Fixed Charges:	After giving effect to the offering of the notes, the application of a portion of the net proceeds to repay all outstanding commercial paper, and taking into account the other assumptions described in the prospectus supplement under the heading “Ratio of Earnings to Fixed Charges,” the ratio of earnings to fixed charges would have been 11.5x at December 31, 2008.

Joint Book-Running Managers:	Banc of America Securities LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Type of Offering:	SEC registered (No. 333-135780)

Listing:	None

Long-term Debt Ratings:	Moody’s, A2 (Stable Outlook) S&P, A+ (Stable Outlook)

CUSIP:	235851 AH5

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611 or Goldman, Sachs & Co. at 1-866-471-2526.